KLRE HOLDINGS, INC.

c/o Tay Chong Weng, President

M-3-19 Plaza Damas, Sri Hartamas

Kuala Lumpur, Malaysia 50480

August 31, 2009

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

KLRE Holdings, Inc.

Registration Statement on Form S-1

Filed August 19, 2008

File No.  333-153066

Ladies and Gentlemen:

Please consider this letter a formal request to withdraw the above-referenced registration statement pursuant to Section 477 of the Securities Act of 1933 (the "Act"). Our decision to withdraw the Registration Statement is based on the Commission's determination to classify KLRE Holdings, Inc. as a "blank check company," as defined in Rule 419 of the Act, and, as a result, the impracticability of complying with such rule.

Please be advised that no securities have been sold in connection with this offering.

Sincerely,

KLRE Holdings, Inc.

/s/ Tay Chong Weng

Tay Chong Weng, President and Director